

September 24, 2004

By Facsimile and U.S. Mail

Samuel J. Malizia, Esq.
Joan S. Guilfoyle, Esq.
Malizia Spidi & Fisch, PC
1100 New York Avenue, NW
Suite 340 West
Washington, DC 20005

> Re: **RSV Bancorp, Inc.**
> **Schedule TO-I**
> **Filed September 14, 2004**

Dear Mr. Malizia and Guilfoyle:

We have the following comments on the above-referenced filing:

Offer to Purchase

1. We note that RSV's common stock has traded at a premium to the base price offered in this modified Dutch auction tender offer since before the offer commenced. Revise the filing to highlight this fact to security holders, and to highlight the risk that security holders who tender into this offer may receive less than they would have received in an open market sale.

2. We note that the company is not offering to purchase shares held in the ESOP. Please tell us why this is so and advise us how the offer complies with Rule 13e-4(f)(8)(i) with respect to this limitation.

3. In the letter of transmittal you limit the odd lot provision to those holders who were "the beneficial owner as of the close of business on September 14, 2004, and continue to be the beneficial owner as of the Expiration Date, of an aggregate of fewer than 100 Shares." It does not appear that this limitation applies with the requirements of Rule 13e-4(f)(3)(i). Please revise the offer to comply with this Rule or provide us your analysis in this regard. Also, we note that the description of odd lot holders quoted here from Exhibit 99.6(a)(1)(ii) differs from the description included in Exhibit 99.6(a)(5)(iii).

Conditions of Our Offer, page 19

4. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the bullet point related to the extension of credit by banks or other institutions to further specify the effect that would trigger this condition. As currently stated, any effect in any degree, either positive or negative, would trigger this condition. In addition, please revise the penultimate paragraph of this section to eliminate the reference to action or inaction by the company.

Federal Income Tax Consequences, page 34

5. Revise the last paragraph of this section to delete the disclaimer that this discussion is provided "for general information only."

Letter of Transmittal

6. In Instruction 4 of the letter of transmittal you state that deposited securities not accepted for tender will be returned "as promptly as practicable." Rule 13e-4(f)(5) and Rule 14e-1(c) require you to pay for or return shares deposited into the offer promptly after the expiration of the offer. Please revise the letter of transmittal accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Samuel J. Malizia, Esq.
Joan S. Guilfoyle, Esq.
September 24, 2004
Page 3

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Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, tell us why in your response.

Please direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9585.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions